Tapville Franchising Inc.



ANNUAL REPORT

216 S. Washington Street

Naperville, IL 60540

(877) 312-8277

https://www.tapville.co

This Annual Report is dated May 1, 2024.

BUSINESS

Tapville Franchising Inc. is a franchising & licensing company offering franchises for restaurants, kiosks, and mobile kiosks. Franchised locations specialize in the sales of self-pour & self-order food and beverages using technology. Tapville Franchising Inc. creates an exceptional guest experience with technology in four segments of brick & mortar, retail, travel, and entertainment. In addition, we license our products to entertainment venues, hotel, hospitality, and other venues.

Our growth plans are to offer and sell franchised operations to operators using our data insights, best practices, and training. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc., which is how we generate revenue. In exchange for the franchise fee and royality, Tapville Franchising Inc. provides training, support, and marketing for the franchise locations.

Tapville Franchising Inc. was originally formed in Illinois as Tapville Social Franchising, LLC in December 2018. In June 2020, the LLC converted to a Delaware Corporation.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $110,000.00
Use of proceeds: Legal, marketing & sales
Date: June 01, 2020

Offering exemption relied upon: Section 4(a)(2)
Type of security sold: Convertible Note
Final amount sold: $90,000.00
Use of proceeds: Legal, marketing, sales
Date: November 19, 2019

Offering exemption relied upon: Section 4(a)(2)
Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,072,278
Use of proceeds: Issuance of founder's shares
Date: June 08, 2020

Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $1,051,308.00
Number of Securities Sold: 1,091,087
Use of proceeds: Expansion
Date: April 26, 2021
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Employee Equity Grant
Final Amount sold: $375,000
Number of Securities Sold: 60,000
Use of proceeds: Employee Equity Grant
Date: 11/28/2022
Offering exemption relied upon: Employee Equity Grant

Name Common Stock
Type of security sold: Equity
Final amount sold: $485,493
Number of Securities Sold: 83,057
Use of proceeds: Expansion
Date: 08/11/2021
Offering exemption relied upon: Regulation CF

Name Common Stock
Type of security sold: Equity
Final amount sold: $117,437
Number of Securities Sold: 20,411
Use of proceeds: Expansion
Date: 09/09/2023
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

The Company decreased revenue from $739,160 in 2022 to $582,703 in 2023. In addition, the Company deferred $505,489 in revenue for compliance of ASC 606 revenue recognition standards.

Cost of Sales

The Company cost of sales of $146,648 in 2022 decreased to $17,800 in 2023.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, contractor payments, and general and administrative expenses. Total expenses decreased from $1,660,246 in 2022 to $836,925 in 2023.

As a result of the growth phase of acquiring and signing franchise locations, the company ended up incurring a net loss in the amount of $254,222 in 2023 compared to a net loss of $921,086 in 2022.

Historical results and cash flows:

The Company incurred a loss in 2023 which is expected in the early growth phase of a franchise business. The business model is to sign franchise and development agreements, collect a franchise fee, then collect ongoing royalties when the location opens. The business model to be profitable requires a scale of locations to be open and generating royalties. Royalties are paid monthly as a percentage of the franchisee's sales. Management is optimistic with the growth of agreements in 2023 which lead to 10–year franchise agreements with monthly royalties.

The Company has signed agreements with a total of 78 locations with 28 franchises operating in 2022. The current pipeline has deals in various stages of our sales funnel due to our marketing strategies that consist of identifying prospects for franchising through social media marketing, franchise broker networks, franchise sites, conventions, organic leads from our website, customer inquiries, and through franchise portals. We are also listed in the SBA franchise directory and in Entrepreneur Magazine, and our profitability is determined by closing franchise deals and collecting franchise fees and subsequent royalties.

Tapville's competitive advantage is our unique business model with self-service technology paired with proprietary data insights for guest acquisition and loyalty. We are one of the first franchises to go to market with an entire self-service restaurant operation.

Management is hopeful that all these factors will contribute to the company gaining visibility in the market, closing more franchises and generating enough revenues to run its operations, and eventually becoming profitable.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $185,317.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: March, 2017 - Present

Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph works full-time for the company. Joseph currently does not take a salary compensation.

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour

Title: Founder

Dates of Service: March, 2016 - March, 2017

Responsibilities: Founded Red Arrow Eatery & Self-Pour which was the prototype for Tapville Social.

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour - Elmhurst

Title: Owner

Dates of Service: March, 2016 - March, 2017

Responsibilities: Majority owner of Red Arrow Tap Room, a location in Elmhurst, IL

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour - Naperville

Title: Owner

Dates of Service: March, 2016 - March, 2017

Responsibilities: Majority owner of Red Arrow Tap Room - Napervil

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Joseph Tota

Amount and nature of Beneficial ownership: 4,072,278

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company had no related party transactions in 2023

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 628,800 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 4,072,278 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of the Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation of the Corporation (the "Certificate") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate or pursuant to the DGCL.

Material Rights

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common

Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue. 8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,518,809 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Subdivisions, Combinations or Reclassifications. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Merger or Consolidation. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Currently, Preferred Stock does not have any designated voting rights. However, please review Exhibit F to this offering memo, our Certificate of Incorporation, which provides for "Blank-Check Preferred Stock" rights and further summary of the details below.

Material Rights

Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series;

(iii) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iv) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(v) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(vi) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(vii) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(viii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(ix) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(x) any other relative rights, preferences, and limitations of that series.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $200,000.00

Maturity Date: October 31, 2022

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $2,000,000.00

Conversion Trigger: Qualified Event of Offering Equity for Sale

Material Rights

Conversion Rights. If this Note has not been previously converted into Conversion Securities, then upon the occurrence of an Extraordinary Event which takes place prior to the Maturity Date, this Note and all Similar Notes shall convert into Conversion Securities except that, for purposes of computing the number of Conversion Securities for purposes of this paragraph 5, the price per share or Unit shall be determined with regard to the Extraordinary Event, as determined in good faith by the Company (the "Extraordinary Conversion"). As used herein, "Extraordinary Event" means (i) the sale of all or substantially all of the assets of the Company, (ii) a merger, consolidation or other corporate reorganization (other than a merger, consolidation or other reorganization in which the holders of the Company's equity interests as constituted immediately prior to such transaction will, immediately after such transaction, hold at least 50% of the voting power of the surviving or acquiring entity), (iii) the sale, in any one or more related transactions, of 50% or more of the Company's outstanding voting securities (unless pursuant to a third party financing or investment transaction involving the LLC) (items (i) through (iii) above a "Change of Control") or (iv) an initial public offering of the Company's securities.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with No Voting Rights The common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. **Our new product could fail to achieve the sales projections we expected** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. **We face significant market competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. **We are an early stage company and have not yet generated any profits** Tapville Franchising, Inc. was formed on June 8, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tapville has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. **We have existing patents that we might not be able to protect properly** One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective** Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. **The cost of enforcing our trademarks and copyrights could prevent us from enforcing them** Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. **Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time** Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. **Dependence on Discretionary Consumer Spending** The success of the operations depends to some extent on a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income. **Industry and Economic Conditions** The retail food and beverage industry is affected by changes in consumer tastes, economic conditions and demographic trends. Discretionary spending priorities, traffic patterns and weather conditions will also directly affect the performance of the company. In addition, factors such as inflation, increased food, labor and employee benefit costs, and a shortage of qualified employees may also adversely affect the company. **Government Regulation and Liquor License** The food and beverage industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food, the sale of alcoholic beverages, sanitation, safety, building and zoning requirements. While the company does not expect to have any difficulties complying with such regulations, the failure to obtain or maintain food and liquor licenses could prevent the opening of the company or have a material adverse effect on the company's financial prospects. The company will also be subject to periodic inspection by the Department of Health. The Company is also subject to laws and regulations governing its relationship with employees, including minimum wage requirements, unemployment, overtime, workers' compensation, working and safety conditions and citizenship requirements. An increase in the minimum wage, employee benefit costs, unemployment insurance rates, workers' compensation insurance rates or other costs associated with employees could substantially increase the company's labor costs. There is no assurance that the licenses, permits or approvals relating to the business and operations of the company will be obtained in a timely manner. In addition, future actions by the company which run afoul of legal requirements may result in the revocation of such license(s). Certain person's equity interests in the company may have to meet certain requirements, and such persons may have to submit to fingerprinting and satisfy criminal background checks, as a condition to the issuance of a liquor license for the company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

Tapville Franchising Inc.

By   /s/ *Joseph Tota*

     Name: Tapville Franchising, Inc

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Joseph Tota the CEO of Tapville Franchising, Inc hereby certify that the financial statements of Tapville Franchising, Inc. and notes thereto for the periods ending 12/31/23 and 12/31/22 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Tapville Franchising, Inc has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/1/2024

Joseph B Tota
__________________________ (Signature)

CEO
__________________________ (Title)

4/24/2024
__________________________ (Date)

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2022

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.   MEMBERS:
JOSE E. SMITH, C.P.A.   AMERICAN INSTITUTE OF
                                                               CERTIFIED PUBLIC ACCOUNTANTS
                                                               FLORIDA INSTITUTE OF
                                                               CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2022 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an

opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
March 17, 2023

TAPVILLE FRANCHISING, INC.

Balance Sheet

December 31, 2022

Assets

Cash	$	207,197
Contributions receivable – escrow		2,220
Accounts receivable		92,915
Property and equipment, net		4,600
Notes receivable from Franchisee		221,184
Other assets		5,253
Investment in franchise		595,499
Total assets	$	1,128,868

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	73,368
Deferred revenue		464,915
Total liabilities		538,283

Stockholders' equity:

Common stock		2,063,602
Retained earnings (deficit)		(1,473,017)
Total Stockholders' Equity		590,585
Total Liabilities and Stockholders' Equity	$	1,128,868

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2022

Revenues:
Franchise sales, net	$ 282,255
Product sales	76,989
Service fee income	50,615
Royalties and licensing	176,701
Earnings (loss) from investment in franchise	143,431
Other income	9,169
Total franchise revenues	739,160

Expenses:
Cost of goods sold	146,648
Insurance	12,285
Payroll costs and sales commissions	234,869
Employee equity grant	375,000
Advertising and marketing	177,379
Management fee	447,801
Legal and professional	134,942
Contractors	19,836
Investment fees	40,506
Dues and subscriptions	1,745
Travel	24,894
Meals and entertainment	5,193
Shipping	2,459
Office and other	26,041
Depreciation expense	1,150
Taxes and licenses	9,498
Total expenses	1,660,246
Net income (loss)	(921,086)
Retained earnings (deficit), beginning of year	(551,931)
Retained earnings (deficit), end of year	$(1,473,017)

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities:	
Net income (loss)	$ (921,086)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,150
Equity in earnings of investment	(143,431)
(Increase) decrease in assets:	
Due from Franchisee	89,365
Accounts receivable	435,840
Inventory	11,362
Contributions receivable – escrow	9,295
Other assets	8,720
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	4,000
Deferred revenue	233,745
Net cash used by operating activities	(271,040)
Cash flows from investing activities:	
Fixed asset acquisition	(5,750)
Net cash used by investing activities	(5,750)
Cash flows from financing activities:	
Notes receivable from franchisee	(221,184)
Issuance of common stock, net	312,250
Net cash provided by financing activities	91,066
Net decrease in cash and cash equivalents	(185,724)
Cash and cash equivalents, beginning of year	392,921
Cash and cash equivalents, end of year	$ 207,197
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Non cash transactions	
Employee Equity Grant	$ 375,000

See accompanying notes to financial statements.
-5-

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2022

1.   *Summary of Significant Accounting Policies*

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure. The Company serves also house-smoked barbeque in a family-friendly atmosphere.

Following is a description of significant risks facing the Company and how those risks are minimized:

Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing. The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

Concentration Risk – All of the Company's fees were derived from services rendered to customers located in Florida. Accordingly, the Company could be affected by adverse local conditions that may occur from time to time in those markets.

Credit Risk – The risk that customers that may owe the Company money, will not pay. The Company attempts to minimize this risk by actively monitoring collections of receivables.

a)   *Method of Accounting*

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b)   *Property and Equipment*

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1.   ***Summary of Significant Accounting Policies – (Cont.)***

   c)   ***Franchise Fees/ Deferred Revenues***

   Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

   The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

   The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

   The Company recognizes revenue when all of the following four criteria are met:

   •   persuasive evidence of a sales arrangement exists
   •   all material obligations have been provided
   •   the sales price is fixed or determinable and
   •   collectability is probable

   Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

   As of December 31, 2022, the Company has recorded deferred franchise fees of $464,915 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1.   *Summary of Significant Accounting Policies – (Cont.)*

    c)   *Franchise Fees/ Deferred Revenues – (Cont.)*

        Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

    d)   *Accounts Receivable*

        Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

        The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2022, a total of $0 in accounts were reserved

1.   _**Summary of Significant Accounting Policies – (Cont.)**_

e)   _**Income Taxes**_

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

The Company follows the provisions of Accounting Standards Codification 740-10, _Accounting for Uncertainty in Income Taxes_, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2021, 2020 and 2019, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2022.

f)   _**Cash and Cash Equivalents**_

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g)   _**Pervasiveness of Estimates**_

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.   *Summary of Significant Accounting Policies – (Cont.)*

   g)   *Pervasiveness of Estimates – (Cont.)*

      Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

   h)   *Long-Lived Assets*

      The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

   i)   *Concentrations, Risks and Uncertainties*

      Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

   j)   *Fair Value*

      The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2.   **Accounts Receivable**

   Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2022 the balance of accounts receivable amounted to $92,915 and bad debt expense amounted to $0 for the fiscal year.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2022

3.   **_Investment in Franchise_**

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2022, the franchise (loss)/income was ($52,068) and the investment was terminated.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net adjustment to the investment of the Company's share of investments' profit and losses amounted to $195,499 for 2022.

4.   **_Note Receivable from Franchisee_**

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2022 amounted to $89,365. During 2022, an additional $35,635 was advanced. These combined amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026.

5.   **_Property and Equipment_**

Property and equipment at December 31, 2022, consists of the following:

Training wall	$ 5,750
Office furniture and equipment	–
	5,750
Less accumulated depreciation	(1,150)
	$ 4,600

Depreciation expense for the year ended on December 31, 2022 amounted to $1,150.

6. Common Stock

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine as part of the services provided StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine has withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds is closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During the year a total of $48,746 was charged by StartEngine as investment fees and as of December 31, 2022 the amount of $11,515 remains withheld in escrow and is reflected as contributions receivable at year end. During 2022, an additional amount of $312,250 was raised via StartEngine. During the year a total of $40,506 was charged as investment fee and as of December 31, 2022 the amount of $2,220 remains in escrow and is reflected as contributions receivable at December 31, 2022.

7. Franchise Sales and Agreements

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

8. Subsequent Events

Management has evaluated subsequent events through March 17, 2023, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2023

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.   MEMBERS:
JOSE E. SMITH, C.P.A.   AMERICAN INSTITUTE OF
                                                              CERTIFIED PUBLIC ACCOUNTANTS
                                                              FLORIDA INSTITUTE OF
                                                              CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2023 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buggi & Associates, LLC.

Miami, Florida
February 9, 2024

TAPVILLE FRANCHISING, INC.

Balance Sheet

December 31, 2023

Assets

Cash	$	185,317
Contributions receivable - escrow		6,639
Accounts receivable		101,946
Accrued interest receivable		9,510
Property and equipment, net		3,450
Notes receivable from Franchisee		221,184
Other assets		5,678
Investments		468,197
Total assets	$	1,001,921

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	46,379
Deferred revenue		505,489
Total liabilities		551,868

Stockholders' equity:

Common stock		2,177,292
Retained earnings (deficit)		(1,727,239)
Total Stockholders' Equity		450,053
Total Liabilities and Stockholders' Equity	$	1,001,921

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2023

Revenues:
Franchise sales, net	$ 269,551
Product sales	–
Service fee income	–
Royalties and licensing	239,699
Earnings (loss) from investments	47,698
Interest income	9,510
Other income	16,245
Total franchise revenues	582,703

Expenses:
Cost of goods sold	–
Insurance	17,800
Sales commissions	11,700
Advertising and marketing	75,876
Management fee	573,769
Legal and professional	81,558
Contractors	210
Investment fees	24,970
Dues and subscriptions	1,172
Travel	1,347
Office and other	47,126
Depreciation expense	1,150
Taxes and licenses	247
Total expenses	836,925
Net income (loss)	(254,222)

Retained earnings (deficit), beginning of year	(1,473,017)
Retained earnings (deficit), end of year	$(1,727,239)

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities:	
Net income (loss)	$ (254,222)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,150
Equity in earnings of investment	(47,698)
(Increase) decrease in assets:	
Investments	159,960
Accounts receivable	(9,031)
Inventory	-
Contributions receivable – escrow	(4,419)
Other assets	5,105
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(26,989)
Deferred revenue	40,574
Net cash used by operating activities	(135,570)
Cash flows from investing activities:	
Fixed asset acquisition	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Issuance of common stock, net	113,690
Net cash provided by financing activities	113,690
Net decrease in cash and cash equivalents	(21,880)
Cash and cash equivalents, beginning of year	207,197
Cash and cash equivalents, end of year	$ 185,317
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Non cash transactions	
Employee Equity Grant	$ 375,000

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2023

1. **_Summary of Significant Accounting Policies_**

    Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018 and become a Delaware based company in 2020. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure.

    Following is a description of significant risks facing the Company and how those risks are minimized:

    Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing. The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

    Concentration Risk – All of the Company's fees were derived from services rendered to customers. Accordingly, the Company could be affected by adverse conditions that may occur from time to time in the marketplace.

    Credit Risk – The risk that customers that may owe the Company money, will not pay. The Company attempts to minimize this risk by actively monitoring collections of receivables.

    a) **_Method of Accounting_**

        Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

    b) **_Property and Equipment_**

        Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

        For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

        Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1. <u>**Summary of Significant Accounting Policies** – (Cont.)</u>

    c)   <u>**Franchise Fees/ Deferred Revenues**</u>

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

The Company recognizes revenue when all of the following four criteria are met:

- persuasive evidence of a sales arrangement exists
- all material obligations have been provided
- the sales price is fixed or determinable and
- collectability is probable

Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

As of December 31, 2023, the Company has recorded deferred franchise fees of $505,489 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1.   *Summary of Significant Accounting Policies – (Cont.)*

c)   *Franchise Fees/ Deferred Revenues – (Cont.)*

Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

d)   *Accounts Receivable*

Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2023, a total of $0 in accounts were reserved.

1. *Summary of Significant Accounting Policies – (Cont.)*

e) *Income Taxes*

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

The Company follows the provisions of Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2022, 2021 and 2020, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2023.

f) *Cash and Cash Equivalents*

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g) *Pervasiveness of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. *Summary of Significant Accounting Policies – (Cont.)*

    g) *Pervasiveness of Estimates – (Cont.)*

    Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

    h) *Long-Lived Assets*

    The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

    i) *Concentrations, Risks and Uncertainties*

    Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

    j) *Fair Value*

    The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2. *Accounts Receivable*

    Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2023 the balance of accounts receivable amounted to $101,946 and bad debt expense amounted to $0 for the fiscal year.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2023

3.   **Investments**

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's investment represents 100% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2023, the franchise (loss)/income was $57,230 and the investment was terminated. The carrying value of the investment is $32,230 at December 31, 2023.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net adjustment to the investment of the Company's share of investments' profit and losses amounted to ($9,532) for 2023. The carrying value of the investments is $435,967 at December 31, 2023.

4.   **Note Receivable from Franchisee**

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2023 amounted to $125,000. During 2023, an additional $0 was advanced. These combined amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026. Accrued interest receivable at December 31, 2022 amounted to $9,510.

5.   **Property and Equipment**

Property and equipment at December 31, 2023, consists of the following:

Training wall	$ 5,750
Office furniture and equipment	–
	5,750
Less accumulated depreciation	(1,150)
	$ 4,600

Depreciation expense for the year ended on December 31, 2023 amounted to $1,150.

6. *Common Stock*

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine. As part of the services provided, StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine had withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds was closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During 2022, an additional amount of $312,250 was raised via StartEngine. During 2023, a total of $113,690 was raised via StartEngine. During the year a total of $24,970 was charged as investment fee and as of December 31, 2023 the amount of $6,639 remains in escrow and is reflected as contributions receivable at December 31, 2023.

7. *Franchise Sales and Agreements*

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

8. *Subsequent Events*

Management has evaluated subsequent events through February 9, 2024, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

STATEMENT OF STOCKHOLDERS EQUITY

Tapville Franchising, Inc

| | Common stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Shares issued for Common Stock	20,411	113,690	-	-	113,690
Net income (loss)	-	-	-	(254,222)	(254,222)
December 31, 2023	6,588,427	$ 2,177,292	$ -	$ (1,727,239)	$ 450,053

CERTIFICATION

I, Joseph Tota, Principal Executive Officer of Tapville Franchising Inc., hereby certify that the financial statements of Tapville Franchising Inc. included in this Report are true and complete in all material respects.

Joseph Tota

CEO